Exhibit 99.3

Tremor International Ltd.
(the “Company”)
Form of Direction
Annual General Meeting
Before completing this form, please read the explanatory notes below and accompanying Notice of Annual General Meeting.

Form of Direction for completion by holders of Depositary Interests representing ordinary shares on a 1 for 1 basis in the Company in respect of the Annual General Meeting of the Company to be held at the principal executive offices of the Company at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel on 14 September 2021 at 12:30 pm (Israel time), and at any adjournment of the meeting.

I/We

Of

(Please insert full name(s) and address(es) in BLOCK CAPITALS)

being a holder of Depositary Interests representing ordinary shares in the Company hereby direct Link Market Services Trustees Limited, the Depositary, to vote for me/us and on my/our behalf in person or by proxy at the Annual General Meeting of the Company to be held on the above date (and at any adjournment thereof) as directed by an “X” in the spaces below.

	Resolutions	Your vote
		For	Against	Abstain
1.	To re-elect Christopher Stibbs as a non-executive director..
2.	To re-elect Rebekah Brooks as a non-executive director.
3.	To re-elect Norm Johnston as a non-executive director.
4.	To re-elect Ofer Druker as a director.
5.	To re-elect Yaniv Carmi as a director.
6.	To re-elect Sagi Niri as a director.
7.
To re-appoint Somekh Chaikin, Member Firm of KPMG International, as the Company’s independent external auditor for 2021 and to authorise the Company’s Board of Directors (or, the Audit Committee, if authorised by the Board of Directors) to fix their remuneration.

Signature(s) :………………………………………………………………..     Date: …………………………2021

Notes

1.
To be effective, this Form of Direction and the power of attorney or other authority (if any) under which it is signed, or a notarially or otherwise certified copy of such power or authority, must be deposited at Link Market Services Trustees Limited (the “Depository”), PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL no later than 10.30 a.m. BST on 9 September 2021.

2.	Any alterations made to this Form of Direction should be initialled.

3.	In the case of a corporation this Form of Direction should be given under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

4.
Please indicate how you wish your votes to be cast by placing “X” in the box provided. On receipt of this form duly signed, you will be deemed to have authorised the Depositary to vote, or to abstain from voting, as per your instructions. If no voting instruction is indicated, you will be deemed to have instructed the Depositary to abstain from voting on the specified resolution.

5.
The Depositary will appoint the Chairman of the meeting as its proxy to cast your votes. The Chairman may also vote or abstain from voting as he or she thinks fit on any other resolution (including amendments to resolutions) which may properly come before the meeting.

6.
The ‘Abstain’ option is provided to enable you to abstain from voting on the resolutions. However, it should be noted that an ‘Abstain’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

7.	Depositary Interests may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual by no later than 10.30 a.m. BST on 9 September 2021.

8.
Depositary Interest holders wishing to attend the meeting should contact the Depositary at Link Market Services Trustees Limited, 10th Floor, Central Square, 29 Wellington Street, Leeds, LS1 4DL, in order to request a Letter of Representation by no later than 10.30 a.m. BST on 9 September 2021.

9.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy.